www.excellonresources.com

EXCELLON REPORTS 2020 ANNUAL GENERAL MEETING RESULTS

Toronto, Ontario – August 14, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to report that shareholders voted in favour of all items of business, including the election of directors at the 2020 Annual Meeting held on August 13, 2020. Detailed results from the election of directors are set out below:

Director	Votes For	% For	Votes Withheld	% Withheld
Brendan Cahill	24,174,637	98.79%	295,465	1.21%
André Fortier	24,169,246	98.77%	300,856	1.23%
Andrew Farncomb	22,281,236	91.06%	2,188,866	8.95%
Laurence Curtis	24,166,811	98.76%	303,291	1.24%
Craig Lindsay	23,851,362	97.47%	618,740	2.53%
Roger Norwich	24,176,396	98.80%	293,706	1.20%
Michael Timmins	24,149,271	98.69%	320,831	1.31%

Complete voting results are available on SEDAR at www.sedar.com.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development
(416) 364-1130
info@excellonresources.com
www.excellonresources.com